DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06040546

June 26, 2006

Mary L. Garceau
Vorys, Sater, Seymour and Pease LLP
1828 L Street NW
Eleventh Floor
Washington, D.C. 20036-5109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/26/06

Re: Bob Evans Farms, Inc.
Incoming letter dated May 12, 2006

Dear Ms. Garceau:

This is in response to your letter dated May 12, 2006 concerning the shareholder proposal submitted to Bob Evans Farms by Lawrence A. Wolf. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Lawrence A. Wolf
227 Elm Avenue
Wyoming, OH 45215-4347

Vorys, Sater, Seymour and Pease LLP
1828 L Street NW • Eleventh Floor • Washington, D.C. 20036-5109 • Telephone (202) 467-8800 • Facsimile (202) 467-8900

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

In Columbus
52 East Gay Street
Post Office Box 1008
Columbus, Ohio 43216-1008
Telephone (614) 464-6400
Facsimile (614) 464-6350
Cable VORYSATER

In Cleveland
2100 One Cleveland Center
1375 East Ninth Street
Cleveland, Ohio 44114-1724
Telephone (216) 479-6100
Facsimile (216) 479-6060

In Cincinnati
Suite 2000 • Atrium Two
221 East Fourth Street
Post Office Box 0236
Cincinnati, Ohio 45201-0236
Telephone (513) 723-4000
Facsimile (513) 723-4056

In Alexandria
277 South Washington Street
Suite 310
Alexandria, Virginia 22314
Telephone (703) 837-6999
Facsimile (703) 549-4492

Mary L. Garceau
Direct Dial (614) 464-6349
Facsimile (614) 719-4727
E-Mail - mlgarceau@vssp.com

May 12, 2006

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Bob Evans Farms, Inc. – Stockholder Proposal Submitted by Lawrence Wolf

Ladies and Gentlemen:

We are writing on behalf of our client, Bob Evans Farms, Inc., a Delaware corporation (the "Company"), regarding a stockholder proposal (the "Proposal") submitted to the Company by Lawrence A. Wolf for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for its 2006 Annual Meeting of Stockholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit a portion of the statement supporting the Proposal (the "Supporting Statement") from its proxy statement pursuant to Rule 14a-8 promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company omits a portion of the Supporting Statement for the reasons set forth below. To the extent that the Company's arguments for omitting the portion of the Supporting Statement are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

I. The Proposal and the Supporting Statement

A copy of the Proposal submitted to the Company on March 21, 2006 is attached as Exhibit A. The Proposal calls for the declassification of the Company's board of directors. The Proposal and the Supporting Statement are substantially similar to a proposal Mr. Wolf has submitted to the Company in the past and which was last included in the Company's 2001 Proxy Materials.

The fifth paragraph of the Supporting Statement of the Proposal reads as follows (please note that we have not corrected typographical errors included in the Supporting Statement):

> "My resolution to declassify the board of directors has received tremendous shareholder support. If John W. Rogers the head of Ariel Capital Management, and Bob Evans largest shareholder can be convinced to support the declassified board of directors the resolution should pass. This year every shareholder needs to personally call Ariel Capital management at 1-800-292-7435 and speak with John W. Rogers. Ask Mr. Rogers to support good corporate governance. Ask Mr. Rogers to hold the board accountable for the meager returns the shareholders have seen in the last 14 years. Your phone calls are very important. Mr. Rogers needs to hear from every one of us."

We contacted Mr. Wolf to express our concern regarding the fifth paragraph of the Supporting Statement and asked him to consider removing this language from the Supporting Statement. In response, Mr. Wolf submitted a revised draft of the Proposal to the Company today. A complete copy of the revised Proposal is attached as Exhibit B. The fifth paragraph of the revised Proposal reads as follows:

"My resolution to declassify the board of directors has received tremendous shareholder support. Below are the 5 largest shareholders of Bob Evans.

HOLDER OF STOCK	SHARES HELD	%OWNED	AS OF
ARIEL CAPITAL MANAGEMENT, INC. 1-800-292-7435	7,269,173	20.27%	31-Dec-05
DIMENSIONAL FUND ADVISORS INC 1-310-395-8005	2,111,537	5.89 %	31-Dec-05
ADVISORY RESEARCH, INC. 1-312- 565-1414	1,733,935	4.84%	31-Dec-05
Allianz Global Investors of America L.P. 1-800-426-0107	1,610,776	4.49 %	31-Dec-05
Barclays Global Investors UK Holdings Ltd 1-800 777 8389 (Option 3)"	1,500,031	4.18 %	31-Dec-05

II. Grounds for Omission

The Company believes that all but the first sentence of the fifth paragraph of the Supporting Statement (both as drafted in the original Proposal and as modified in the revised Proposal) may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). This Rule permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

This portion of the Supporting Statement is unrelated and irrelevant to the Proposal to declassify the Company's board of directors. The Commission has explained that the purpose of permitting a proponent to include a supporting statement is that it "can provide shareholders with background information that may be helpful in considering the proposal." Release No. 34-20091 (August 16, 1983). This portion of the Supporting Statement fails to discuss the merits of declassifying the Company's board of directors and does not provide the Company's stockholders with any information that would aid them in deciding whether or not to vote in favor of the Proposal. Rather, as originally drafted, the fifth paragraph of the Supporting Statement is simply a call to action to the over 40,000 stockholders of the Company designed to harass Ariel Capital Management and John W. Rogers, Jr. for failing to support Mr. Wolf's previous proposal and to intimidate Ariel Capital Management and Mr. Rogers into voting in favor of the Proposal this year.

We do not believe that Mr. Wolf's revision of the Fifth Paragraph rectifies this issue. In fact, as revised, the fifth paragraph of the Supporting Statement is very misleading. By stating that the proposal to declassify the board has received "tremendous shareholder support" and then immediately listing the names and phone numbers of the Company's five largest stockholders, the Supporting Statement indicates that those five stockholders support Mr. Wolf's Proposal. Neither the Company nor Mr. Wolf knows how these stockholders intend to vote on the Proposal. The Company is very concerned that stockholders reading the Supporting Statement will mistakenly believe that the Company's five largest stockholders support Mr. Wolf's Proposal.

We also note that the fifth paragraph of the original version of the Supporting Statement is substantially similar to the fourth paragraph of the statement supporting the declassification proposal Mr. Wolf submitted to the Company in 2001. In that case, the Staff concurred with the Company's view that the language regarding Ariel Capital Management and Mr. Rogers could be materially false or misleading under Rule 14a-9 and, therefore, could be excluded from the Company's proxy statement. Bob Evans Farms, Inc. (June 6, 2001) (copy enclosed). As explained above, we believe the revised version of the Supporting Statement is false and misleading in that it indicates that the Company's five largest stockholders support Mr. Wolf's Proposal. The Staff has consistently recognized that portions of supporting statements that are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Bob Evans Farms, Inc. (June 6, 2001); Freeport-McMoRan Copper & Gold Inc. (February 22, 1999) (portions of supporting statement related to the Foreign Corrupt Practices Act, political instability in Indonesia and director use of hovercraft omitted as unrelated to proposal to declassify the board of directors); Knight-Ridder, Inc. (December 28, 1995) (portions of supporting statement describing the company's position on a strike and questioning an employee's continued employment omitted as unrelated to a proposal requiring shareholder approval of any shareholder rights plan); Unocal Corp. (March 7, 1996) (portion of supporting statement related to Myanmar omitted as unrelated to proposal calling for the adoption of a bylaw requiring the chairman to be an independent director). See also, Rockefeller Center Properties, Inc. (March 30, 1993); Cigna Corp. (February 16, 1988); CBT Corp. (March 4, 1983).

Moreover, the inflammatory tone of the original version of the fifth paragraph of the Supporting Statement violates Rule 14a-9 by indirectly impugning the character, integrity and personal reputation of Ariel Capital Management and Mr. Rogers. It suggests that Ariel Capital Management's prior vote on Mr. Wolf's declassification proposal was wrong and that Mr. Rogers does not "support good corporate governance." It also violates Rule 14a-9 by indirectly charging improper conduct without factual foundation by insinuating that Ariel Capital Management acted improperly in voting against Mr. Wolf's previous proposal to declassify the board and providing no real factual foundation as to why such a vote is improper. Therefore, this portion of the Supporting Statement violates Rule 14a-9 and is excludable pursuant to Rule 14a-8(i)(3). See Boise Cascade Corp. (January 23, 2001) (portions of supporting statement containing information irrelevant to the subject matter of the proposal, impugning the character of the company and making charges concerning improper conduct without factual foundation omitted pursuant to Rule 14a-8(i)(3)).

III. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits all but the first sentence of the fifth paragraph of the Supporting Statement (both as originally drafted and as revised) from its Proxy Materials.

The Company anticipates that its 2006 Annual Meeting of Stockholders will be held on September 11, 2006, and that definitive copies of the Proxy Materials will be filed with the Commission on or about August 1, 2006. Accordingly, we would greatly appreciate the Staff's timely response to this request.

If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (614) 464-6349.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter and the attachments. We are simultaneously mailing a copy of this submission to Mr. Wolf to advise him of the Company's intent to exclude portions of the Supporting Statement from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Mary L. Garceau (MLG)

Enclosure

cc: Mr. Lawrence Wolf

EXHIBIT A

STOCKHOLDER PROPOSAL REGARDING ELIMINATION OF CLASSIFIED BOARD OF DIRECTORS

Larry Wolf, 227 Elm Avenue, Wyoming, Ohio 45215-4347, claiming ownership for more than one(1) year of common shares of the company with a market value in excess of $1,000 and that he will continue to hold the same through the date of the annual meeting, has submitted the following resolution and supporting statement for inclusion in this proxy statement and stated his intention to present same at the annual meeting.

"ELIMINATE CLASSIFIED BOARD OF DIRECTORS

Resolved, the stockholders of Bob Evans Farms, Inc. request the board of director take the necessary steps, in accordance with state law to declassify the board of directors so all directors are elected annually, such declassification to be affected in a manner that does not affect the current terms of directors previously elected.

SUPPORTING STATEMENT

I apologize to all shareholders for not fighting to declassify the board of directors for the last three years. I mistakenly thought the company was back on track. I will be unrelenting now and in the future in trying to achieve shareholder rights and maximize shareholder value.

The stock is down almost 20% from it price of May of 2004, just 2 years ago. The stock has showed zero share price appreciation since January of 2002. Since 1992 the price of a share o Bob Evans has appreciated about 3% per year.

Of the 9 Directors listed in the 2005 proxy, at least 7 were present or past employees of Bob Evans or did business with Bob Evans. Hardly an independent board of directors that will fight for the shareholders. The current members of the board of directors own less than 1% of the shares of Bob Evans. They do not eat the same cooking we shareholders eat.

Declassifying the board of directors means each member of the board faces annua review by you, the shareholders and owners of the company. A declassified board represents good corporate governance. A declassified board increases the accountability of the board of directors to the shareholders.

My resolution to declassify the board of directors has received tremendous shareholder support. If John W. Rogers the head of Ariel Capital Management, and Bob Evans largest shareholder can be convinced to support the declassified board of directors the resolution should pass. This year every shareholder needs to personally call Ariel Capital management at 1-800-292-7435 and speak with John W. Rogers. Ask Mr. Rogers to support good corporate governance. Ask Mr. Rogers to hold the board accountable for the meager returns the shareholders have seen in the last 14 years. Your phone calls are very important. Mr. Rogers needs to hear from every one of us.

This is the year to declassify the board of directors. Your votes and phone calls are critical. A "YES" vote is a vote for strong corporate governance and accountability. A "YES" vote sends a message shareholders are not happy with Bob Evans Farms long-term and short-term performance. Remember a vote to "abstain" is the same as voting "no" to declassify the board of directors. Every "YES" vote is important.

I URGE YOUR SUPPORT FOR THIS RESOLUTION

[signature] 3/21/06

03/21/2006 2:47PM

STOCKHOLDER PROPOSAL REGARDING ELIMINATION OF CLASSIFIED BOARD OF DIRECTORS

Larry Wolf, 227 Elm Avenue, Wyoming, Ohio 45215-4347, claiming ownership for more than one(1) year of common shares of the company with a market value in excess of $2,000 and that he will continue to hold the same through the date of the annual meeting, has submitted the following resolution and supporting statement for inclusion in this proxy statement and stated his intention to present same at the annual meeting.

"ELIMINATE CLASSIFIED BOARD OF DIRECTORS

Resolved, the stockholders of Bob Evans Farms, inc. request the board of directors take the necessary steps, in accordance with state law to declassify the board of directors so all directors are elected annually, such declassification to be affected in a manner that does not affect the current terms of directors previously elected.

SUPPORTING STATEMENT

I apologize to all shareholders for not fighting to declassify the board of directors for the last three years. I mistakenly thought the company was back on track. I will be unrelenting now and in the future in trying to achieve shareholder rights and maximize shareholder value.

The stock is down almost 20% from it price of May of 2004, just 2 years ago. The stock has showed zero share price appreciation since January of 2002. Since 1992 the price of a share of Bob Evans has appreciated about 3% per year.

Of the 9 Directors listed in the 2005 proxy, at least 7 were present or past employees of Bob Evans or did business with Bob Evans. Hardly an independent board of directors that will fight for the shareholders. The current members of the board of directors own less than 1% of the shares of Bob Evans. They do not eat the same cooking we shareholders eat.

Declassifying the board of directors means each member of the board faces annual review by you, the shareholders and owners of the company. A declassified board represents good corporate governance. A declassified board increases the accountability of the board of directors to the shareholders.

My resolution to declassify the board of directors has received tremendous shareholder support. Below are the 5 largest shareholders of Bob Evans.

HOLDER OF STOCK	SHARES HELD	%OWNED	AS OF
ARIEL CAPITAL MANAGEMENT, INC. 1-800-292-7435	7,269,173	20.27%	31-Dec-05
DIMENSIONAL FUND ADVISORS INC 1-310-395-8005	2,111,537	5.89 %	31-Dec-05
ADVISORY RESEARCH, INC. 1-312- 565-1414	1,733,935	4.84%	31-Dec-05
Allianz Global Investors of America L.P. 1-800-426-0107	1,610,776	4.49 %	31-Dec-05
Barclays Global Investors UK Holdings Ltd 1-800 777 8389 (Option 3)	1,500,031	4.18 %	31-Dec-05

This is the year to declassify the board of directors. Your votes and phone calls are critical. A "**YES**" vote is a vote for strong corporate governance and accountability. A "**YES**" vote sends a message shareholders are not happy with Bob Evans Farms long-term and short-term performance. Remember a vote to "abstain" is the same as voting "no" to declassify the board of directors. Every "**YES**" vote is important.

I URGE YOUR SUPPORT FOR THIS RESOLUTION

(SEC No-Action Letter)

***1** Bob Evans Farms, Inc.
Publicly Available June 6, 2001

LETTER TO SEC

May 15, 2006

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Shareholder Proposal Submitted by Lawrence A. Wolf

Ladies and Gentlemen:

We are writing on behalf of our client, Bob Evans Farms, Inc., a Delaware corporation (the "Company"), regarding paragraph three of a supporting statement (the "Supporting Statement") drafted in conjunction with a shareholder proposal (the "Proposal") submitted to the Company by Lawrence A. Wolf for inclusion in the Company's proxy statement and form of proxy for its 2001 annual meeting of shareholders (the "Proxy Materials").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit paragraph three of the Supporting Statement from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Securities Act of 1934, as amended. We respectfully request, on behalf of the Company, that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company omits paragraph three of the Supporting Statement from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

I. The Proposal and Supporting Statement

A copy of the Proposal, which the Company received via facsimile on April 4, 2001, is attached hereto as Exhibit "A." The Proposal calls for the declassification of the Company's board of directors. The Proposal (excluding the Supporting Statement) is identical to a proposal Mr. Wolf has submitted to the Company in the past and which was included in the Company's 1999 and 2000 Proxy Materials. The Company believes that the following portion of the Supporting Statement submitted with Mr. Wolf's Proposal this year may be excluded from the Proxy Materials:

Our resolution to declassify the board of directors has received tremendous shareholder support. If not for one institutional shareholder, holding over 20% of BOBE's shares, the resolution would have passed last year in a landslide with 65%

of the vote. This year, every shareholder needs to personally call that large shareholder, Ariel Capital Management at 1-800- 292-7435 and speak with John W. Rogers, Jr. Ask Mr. Rogers to support the declassification of the board. Ask Mr. Rogers to support good corporate governance. Ask Mr. Rogers to support shareholder rights. Ask Mr. Rogers to hold the board accountable for the meager returns the shareholders have seen in the last ten years. Your phone calls are important. Mr. Rogers needs to hear from every one of us.

*2 The Company finds paragraph three, the above referenced portion of the Supporting Statement, highly objectionable. Particularly, the Company believes it may exclude paragraph three of the Supporting Statement from the Proxy Materials for the following reasons:

1. Mr. Wolf attempts to redress a personal claim or grievance against a fellow shareholder in paragraph three, in violation of Rule 14a-8(i)(4); and

2. Paragraph three is not a "supporting statement" at all, but a call to action by Mr. Wolf designed to harass a fellow shareholder and confuse other shareholders as to the merits of the Proposal.

II. Grounds for Omission

A. Paragraph Three of the Supporting Statement Is Designed to Redress a Personal Claim or Grievance (Rule 14a-8(i)(4))

Rule 14a-8(i)(4) states that a shareholder proposal may be excluded from proxy materials where it "relates to the redress of a personal claim or grievance against the company or any other person." According to the Commission, the purpose of this Rule is to ensure "that the security holder proposal process [[is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Release No. 34-20091 (August 16, 1983). Further, the Commission has stated:

Rule 14a-8 is intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders. It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

Release No. 34-19135 (October 14, 1982). In addition, the Commission has recognized that a proposal may be omitted pursuant to Rule 14a-8(i)(4), even if the proposal is drafted in a neutral manner and posed to shareholders as a matter of general interest, where the facts underlying the proposal indicate that the proposal is merely a tactic designed to redress a personal claim or grievance. See Release No. 34-19135.

In paragraph three of the Supporting Statement, Mr. Wolf seeks to redress a personal claim or grievance against one of the Company's shareholders, Ariel Capital Management ("Ariel"). This portion of the Supporting Statement blames Ariel for the fact that Mr. Wolf's proposal was not adopted by the shareholders last year. It goes on to direct all shareholders to telephone Ariel to discuss the Proposal, even going so far as to include a specific employee's name and telephone number. Further, this paragraph does not relate to the merits of the Proposal, but is merely an attempt to harass Ariel in retaliation for Ariel's failure to support Mr. Wolf's proposal last year.

*3 The Company believes that the existence of Mr. Wolf's personal grievance against Ariel is further supported by statements Mr. Wolf has made directly to the Company. Particularly, Mr. Wolf told the Company, when asked if he had spoken with anyone at Ariel regarding the Proposal, that he had not spoken to anyone at Ariel this year because he did not make any progress with them last year and thought Ariel needed to hear from the other shareholders. Ariel has informed the Company that it does not wish to be contacted by any shareholders regarding the Proposal. Ariel is also deeply concerned that its ordinary business operations could be adversely affected if it receives a large volume of calls from the Company's shareholders.

The Company believes that Mr. Wolf's statement to the Company, together with paragraph three of the Supporting Statement, indicates that Mr. Wolf wants shareholders to telephone Ariel merely because of a personal grievance against that shareholder. As a result, the Company believes that paragraph three of the Supporting Statement may be excluded pursuant to Rule 14a-8(i)(4).

The Staff has consistently taken the position that the shareholder proposal process is not the appropriate venue for a shareholder to redress personal claims or grievances against a company or any another person. See, e.g., Exxon Mobil Corporation (March 5, 2001) (granting no action request involving proposal designed to redress personal claim or grievance against company employee); Burlington Northern Santa Fe Corporation (February 1, 2001) (granting no action request involving six proposals submitted by a family of shareholders intended to redress personal grievance against company). In addition, the Commission has long recognized that, without the protection of Rule 14a-8(i)(4), shareholder proposals can be "used to harass" companies and other persons, which is an abuse of the shareholder proposal process. See, e.g., Release No. 34-19135; see also Exxon Mobil Corporation (March 5, 2001) (repeated submission of proposals in addition to the proponent's other activities seeking redress of his personal grievance, including sending massive documentation to other employees, including diary entries and handwritten notes, as well as various telephone calls to in-house lawyers, security personnel, and employees); Burlington Northern Santa Fe Corporation (February 1, 2001) (company requested that the Staff examine the proposal at issue in light of the proponent's obvious harassment efforts and long personal dispute with the company).

Consistent with the above authorities, the Company believes it may exclude paragraph three of the Supporting Statement as an attempt by Mr. Wolf to redress his personal grievance against Ariel. Like the proponents in the no action requests cited above, Mr. Wolf is abusing the shareholder proposal process because he is using his Supporting Statement as a vehicle to harass Ariel. As discussed above, Mr. Wolf's statement to the Company also supports this belief. Accordingly, the Company requests that Mr. Wolf's harassment of Ariel not be tolerated. Ariel, a Company shareholder just like Mr. Wolf, has the right to vote as it chooses and in whatever way it believes will best serve its interests. One shareholder should not have the ability to harass another shareholder simply for exercising its independent right to vote on shareholder proposals, a right which is generally afforded to all shareholders. As a result of the foregoing, the Company requests to exclude paragraph three of the Supporting Statement from its Proxy Materials pursuant to Rule 14a-8(i)(4).

B. Paragraph Three of the Supporting Statement Is a Call to Action, in Violation of the Spirit of the Commission's Rules and the Purpose of the Shareholder Proposal Process

***4** Rule 14a-8 permits shareholders to submit proposals and statements to support the merits of those proposals. Paragraph three of the Supporting Statement is not a statement in support of the Proposal at all, but rather a call to action. Mr. Wolf's request that all shareholders telephone Ariel is designed to harass that shareholder for failing to support Mr. Wolf's previous proposals and confuse other shareholders by introducing irrelevant issues that have nothing to do with the merits of the Proposal. Accordingly, the Company believes that paragraph three of the Supporting Statement may be excluded from the Proxy Materials because it violates the general mandates of Rule 14a-8 by contravening the spirit of the Commission's Rules and abusing the shareholder proposal process.

The Commission has consistently taken the position that the shareholder proposal process is not meant to provide a vehicle whereby one shareholder may harass the Company or others. See Release Nos. 34-19135 and 34-20091. As discussed in detail above, the Commission's Rules, such as Rule 14a-8(i)(4), were designed to prevent this very occurrence by assuring that only matters of general interest which are relevant to the proposal at issue are included in shareholder proposals. See Release No. 34-19135. In addition, the Staff has ordered removal of portions of supporting statements where those portions introduce irrelevant issues that will have the primary effect of confusing shareholders about the real issues to be voted on. See Boise Cascade Corp. (January 23, 2001) (company permitted to exclude portions of supporting statement from proxy materials where those portions were irrelevant to the proposal, misleading and vague).

As noted above, paragraph three is a call for shareholder action, indeed a call solely to harass another shareholder, not a statement in support of the Proposal. Paragraph three does not in any fashion relate to declassification of the board of directors, the overall merits of the Proposal or Mr. Wolf's opinions as to why he believes the board should be declassified. As such, paragraph three is irrelevant to the Proposal and merely detracts attention from the substance of the Proposal while confusing the real issue to be voted on by the shareholders. Accordingly, the Company believes that paragraph three may be excluded from the Company's Proxy Materials.

III. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if paragraph three of the Supporting Statement is omitted from the Proxy Materials.

The Company anticipates that its 2001 Annual Meeting will be held on September 10, 2001, and that definitive copies of the Proxy Materials will be filed with the Commission on or about August 6, 2001. Accordingly, we would greatly appreciate the Staff's timely response to this request.

If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (614) 464-6442 or Mary L. Garceau at (614) 464-6349.

***5** On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to Mr. Wolf to advise him of the Company's intent to exclude paragraph three of the Supporting Statement from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Webb I. Vorys, Esq.

VORYS, SATER, SEYMOUR AND PEASE LLP

52 East Gay Street
Post Office Box 1008
Columbus, Ohio 43216-1008
Telephone (614) 464-6400

EXHIBIT A

STOCKHOLDER PROPOSAL REGARDING ELIMINATION OF CLASSIFIED BOARD OF DIRECTORS

Larry Wolf, 227 Elm Avenue, Wyoming, Ohio 45215-4347, claiming ownership for more than one (1) year of common shares of the company with a market value in excess of $1,000 and that he will continue to hold the same through the date of the annual meeting, has submitted the following resolution and supporting statement for inclusion in this proxy statement and stated his intention to present same at the annual meeting.

"ELIMINATE CLASSIFIED BOARD OF DIRECTOR

Resolved, that the stockholders of Bob Evans Farms, Inc. request the board of directors take the necessary steps, in accordance with state law to declassify the board of directors so all directors are elected annually, such declassification to be affected in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT

Our stock is down 18% for 2001 through the first quarter. Since the end of 1991 the price of a share of BOBE has increased one dollar and twelve cents. Your return for being a loyal shareholder for almost ten years is less than one percent annualized.

Declassifying the board means each member of the board faces annual review by you, the shareholders and owners of the company. A declassified board is good corporate governance. A declassified board increases the accountability of the board to the shareholders.

Our resolution to declassify the board of directors has received tremendous shareholder support. If not for one institutional shareholder, holding over 20% of BOBE's shares, the resolution would have passed last year in a landslide with 65% of the vote. This year every shareholder needs to personally call that large shareholder, Ariel Capital Management at 1-800-292-7435 and speak with John W. Rogers, Jr. Ask Mr. Rogers to support the declassification of the board. Ask Mr. Rogers to support good corporate governance. Ask Mr. Rogers to support shareholder rights. Ask Mr. Rogers to hold the board accountable for the meager returns the shareholders have seen in the last ten years. Your phone calls are important. Mr. Rogers needs to hear from every one of us.

This is the year to declassify the board of directors. Your votes and phone calls are critical. A "YES" vote is a vote for strong corporate governance and accountability. A "YES" vote sends a message shareholders are not happy with Bob Evans Farms long-term performance. Remember a vote to "abstain" is the same as voting "no" to declassify the board of directors. Every "YES" vote is important.

I URGE YOUR SUPPORT FOR THIS RESOLUTION

LETTER TO SEC

***6** June 4, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Bob Evans Farms, Inc. -- Shareholder Proposal Submitted by Lawrence A. Wolf

Ladies and Gentlemen:

This letter supplements our letter dated May 15, 2001 regarding a shareholder proposal (the "Proposal") submitted to our client, Bob Evans Farms, Inc. (the ""Company"), by Lawrence A. Wolf for inclusion in the Company's proxy statement and form of proxy for its 2001 annual meeting of shareholders (the "Proxy Materials"). In our May 15 letter, we requested that the staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits paragraph three of the statement in support of the Proposal (the "Supporting Statement") from the Proxy Materials. We respectfully request that the Staff consider the following additional argument in support of our request.

The Company believes paragraph three of the Supporting Statement may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3). This Rule permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 gives examples of what, depending upon particular facts and circumstances, may be misleading, including "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." The Staff has consistently recognized that supporting statements, or portions thereof, which are unrelated or irrelevant to the subject matter of the proposal may be confusing and misleading to shareholders in violation of Rule 14a-9 and are excludable pursuant to Rule 14a-8(i)(3) or its predecessor, Rule 14a-8(c)(3). See e.g., Freeport-McMoRan Copper & Gold Inc. (February 22, 1999); Cigna Corp. (February 16, 1988).

Paragraph three of the Supporting Statement is unrelated and irrelevant to the Proposal to declassify the Company's board of directors. It criticizes Ariel Capital Management ("Ariel") and John W. Rogers, Jr. for not voting in favor of Mr. Wolf's previous proposal to declassify the board and instructs the Company's shareholders to call Ariel and Mr. Rogers about the Proposal. The Commission has explained that the purpose of permitting a proponent to include a supporting statement is that it "can provide shareholders with background information that may be helpful in considering the proposal." Release No. 34-20091 (August 16, 1983). In no way can paragraph three of the Supporting Statement be regarded as providing "background information" with respect to the Proposal or as being "helpful" to the Company's shareholders "in considering the proposal." Paragraph three fails to discuss the merits of declassifying the Company's board of directors. Rather, it is simply a call to action to the over 40,000 shareholders of the Company designed to harass Ariel and Mr. Rogers for failing to support Mr. Wolf's previous proposal and to intimidate Ariel and Mr. Rogers into voting in favor of the Proposal this year. Paragraph three of the Supporting Statement does not provide the Company's shareholders with any information that would aid them in deciding whether or not to vote in favor of the Proposal.

*7 In other cases where proponents attempted to include unrelated and irrelevant information in their supporting statements, the Staff permitted the exclusion of this information pursuant to Rule 14a-8(i)(3) because it was confusing and misleading to shareholders. For example, in Freeport-McMoRan Copper & Gold Inc. (February 22, 1999), a shareholder submitted a proposal urging the declassification of the company's board of directors. Portions of the supporting statement described a number of "shareholder topics" to be raised with the directors, including the company's compliance with the Foreign Corrupt Practices Act, discussion of political instability in Indonesia and use of a hovercraft by the company's directors. The Staff found that these portions of the supporting statement could be omitted pursuant to Rule 14a-8(i)(3) because they were irrelevant to the proposal and could be "false or misleading under Rule 14a-9."

Similarly, in Knight-Ridder, Inc. (December 28, 1995), a shareholder submitted a proposal urging the directors to redeem any shareholder rights plan unless the plan was approved by the shareholders. Three paragraphs of the supporting statement described Knight-Ridder's position on a strike against one of its newspapers and questioned the continued employment of one of the newspaper's employees. The Staff concluded that these paragraphs could be "confusing and misleading to shareholders because they are unrelated to the subject matter of the proposal" and were excludable pursuant to Rule 14a-8(c)(3). See also, Unocal Corp. (March 7, 1996) (portion of supporting statement related to the Myanmar government and Unocal's operations in Myanmar omitted as unrelated to subject matter of proposal calling for the adoption of a bylaw requiring the chairman to be an independent director); Rockefeller Center Properties, Inc. (March 30, 1993) (portion of supporting statement discussing benefits of environmental directors omitted as irrelevant to subject matter of proposal requesting adoption of cumulative voting procedures to elect directors); Cigna Corp. (February 16, 1988) (portion of supporting statement criticizing executive compensation excludable as unrelated to subject matter of proposal related to fair price and supermajority voting provisions); CBT Corp. (March 4, 1983) (portion of supporting statement describing shareholder protest at annual meeting of an unrelated company omitted as irrelevant to subject matter of proposal seeking inclusion of Form 10-K with annual report to shareholders). Therefore, paragraph three of the Supporting Statement may be omitted from the Proxy Materials, just as the unrelated and irrelevant information was omitted in Freeport, Knight-Ridder, Unocal, Rockefeller Center, Cigna and CBT.

Moreover, the inflammatory tone of paragraph three also violates Rule 14a-9 by indirectly impugning the character, integrity and personal reputation of Ariel and Mr. Rogers by suggesting that Ariel's vote on the declassification issue last year was wrong and that Ariel and Mr. Rogers do not "support good corporate governance," "shareholder rights" or "board accounta[bility]." Further, paragraph three violates Rule 14a-9 by indirectly charging improper conduct without factual foundation by insinuating that Ariel acted improperly in voting against Mr. Wolf's previous proposal to declassify the board and providing no real factual foundation as to why such a vote is improper. Therefore, paragraph three of the Supporting Statement violates Rule 14a-9 and is excludable pursuant to Rule 14a-8(i)(3). See Boise Cascade Corp. (January 23, 2001) (portions of supporting statement containing information irrelevant to the subject matter of the proposal, impugning the character of the company and making charges concerning improper conduct without factual foundation omitted pursuant to Rule 14a-8(i)(3)).

*8 Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if paragraph three of the Supporting Statement is omitted from the Proxy Materials. If the Staff does not grant our request, we fear this will open the floodgates to additional attempts by proponents to use supporting statements as a means to harass other shareholders who have not voted in favor of their proposals. Each shareholder is entitled to vote in what it believes to be the best interest of the Company, without fear of intimidation by other shareholders.

We enclose five additional copies of this letter and an additional receipt copy. Please return the receipt copy in the enclosed pre-addressed, stamped envelope. We are simultaneously providing a copy of this letter to Mr. Wolf.

If you have any questions or need additional information, please call the undersigned at (614) 464-6442 or Mary L. Garceau at (614) 464-6349.

Very truly yours,

Webb I. Vorys, Esq.

SEC LETTER

1934 Act / s -- / Rule 14A-8

June 6, 2001

Publicly Available June 6, 2001

Re: Bob Evans Farms, Inc.

Incoming letter dated May 15, 2001

The proposal requests that the board of directors take the necessary steps to declassify the board.

We are unable to concur in your view that Bob Evans Farms may exclude the entire third paragraph of the supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the third paragraph of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the third paragraph of the supporting statement must be revised to delete the sentences beginning "If not for one ..." and ending "... from every one of us." Accordingly, we will not recommend enforcement action to the Commission if Bob Evans Farms omits only these portions of the third paragraph of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bob Evans Farms relies.

Sincerely,

Jonathan Ingram
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

***9** Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 619534 (S.E.C. No - Action Letter)

END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 26, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bob Evans Farms, Inc.
Incoming letter dated May 12, 2006

The proposal requests that the board of directors take the necessary steps to declassify the board.

There appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the fifth paragraph of the supporting statement must be revised to delete all sentences but for the sentence beginning "My resolution to declassify…" Accordingly, we will not recommend enforcement action to the Commission if Bob Evans Farms omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Special Counsel